Cowen Permian Tour March 14, 2016 Filed by Western Refining, Inc. Pursuant to Rule 425 under the Securities Act of 1933 And deemed filed pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: Northern Tier Energy LP Form S-4 File No.: 333-209031 On March 14, 2016, Western Refining, Inc. made available on its website the following presentation, which it presented later that day during an investor conference.

Cautionary Statements This presentation includes “forward-looking statements” by Western Refining, Inc. (“Western” or “WNR”) which are protected as forward-looking statements under the Private Securities Litigation Reform Act of 1995. The forward-looking statements reflect Western’s current expectations regarding future events, results or outcomes. Words such as “anticipate,” “assume,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “position,” “potential,” “predict,” “project,” “strategy,” “will,” “future” and similar terms and phrases are used to identify forward-looking statements. The forward-looking statements contained herein include statements related to, among other things: Western’s and Northern Tier Energy LP’s (“NTI”) plans and expectations with respect to the merger, including the anticipated closing date, financing of the merger, the likelihood of completion of the merger including the satisfaction of closing conditions, and approval of the merger at a special meeting of the NTI unitholders; the anticipated benefits of the merger including the merger resulting in a simplified organizational structure that facilitates easier-to-understand financial reporting and valuation of equity, diversified asset base with pipeline access to advantaged crude oil combined with strong refined product regions, financial and operational synergies, flexibility for potential NTI logistics assets drop-downs to Western Refining Logistics, LP (“WNRL”), and lower cost of capital and more competitive acquisition currency; growth opportunities including refining and logistics growth platforms and enhancements to refining profitability and expansion of logistics footprint (including opportunities for WNR-sponsored investments to add gathering and storage infrastructure at Mason, Wink, Yucca and Mesquite stations); the ability of the WNR and WNRL pipeline logistics systems to deliver crude oil from Four Corners to Gallup, New Mexico, El Paso, Texas or to Midland/Gulf Coast; WNRL’s ability to generate stable and predictable cash flows that are supported by WNR’s sponsorship; WNRL’s counterparties; gross margin improvement at the El Paso refinery including the crude oil substitution process and its expected additional gross margin, the ability of this process to result in better economics and improved gas/diesel yield, and the ability of Four Corners crude oil to provide further economics and mitigate exposure to the Midland/Cushing crude oil differential; the El Paso refinery crude oil slate; crude oil prices; St. Paul Park organic projects such as the replacement of the crude unit desalters, modification to the crude unit/hydrotreater and solvent deasphalter and the anticipated capital expenditure and estimated EBITDA for such projects; potential expansion of the El Paso refinery including its anticipated timing, expected increase to throughput capacity and the drivers for such project; potential WNR and NTI logistics asset sales to WNRL including the estimated annual EBITDA from such sales which may include economics associated with crude oil throughput on the TexNew Mex pipeline above 13,000 bpd, Bobcat crude oil pipeline, proposed pipeline from Wink, Texas to Crane, Texas, Jal/Wingate/Clearbrook crude oil and liquefied petroleum gas (“LPG”) storage and rail logistics, and NTI traditional logistics assets including storage tanks, terminals, pipelines and trucking operations; capital allocation discipline including reinvestment in businesses to grow EBITDA / cash flows and the efficient capital structure; WNR’s ability to continue to grow dividends and return cash to shareholders; and other investment considerations including attractive geographies with pipeline access to advantage crude oil production, integrated distribution network with a fully integrated crude oil pipeline system to serve refineries, a refined product distribution to wholesale end-user, and an extensive retail network. These statements are subject to the risk that the merger is not consummated at all, including due to the inability of Western or NTI to obtain all approvals necessary or the failure of other closing conditions, as well as to the general risks inherent in Western’s and NTI’s businesses and the merged company’s ability to compete in a highly competitive industry. Such expectations may or may not be realized and some expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Western’s business and operations involve numerous risks and uncertainties, many of which are beyond Western’s control, which could materially affect its financial condition, results of operations and cash flows and those of the merged company. Additional information relating to the uncertainties affecting Western’s businesses is contained in its filings with the Securities and Exchange Commission (the “SEC”). The forward-looking statements are only as of the date made, and Western does not undertake any obligation to (and each expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events. Important Notice to Investors This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction where such an offer or solicitation is unlawful.  Any such offer will be made only by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, pursuant to a registration statement filed with the SEC. The proposed acquisition will be submitted to NTI's unitholders for their consideration. On January 19, 2016, Western filed a registration statement on Form S-4 with the SEC that included a preliminary prospectus of Western and a preliminary proxy statement of NTI.  Western and NTI will also file other documents with the SEC regarding the proposed transaction, including a definitive prospectus and proxy statement. INVESTORS AND SECURITY HOLDERS OF NTI ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive proxy statement/prospectus and other documents containing important information about Western and NTI once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Western will be available free of charge on Western's website at www.wnr.com under the "Investor Relations" section or by contacting Western's Investor Relations Department at (602) 286-1530.  Copies of the documents filed with the SEC by NTI will be available free of charge on NTI's website at www.northerntier.com under the "Investors" section or by contacting NTI's Investor Relations Department at (651) 769-6700. Participants in Solicitation Relating to the Merger Western, NTI and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of NTI in connection with the proposed transaction. Information about the directors and executive officers of Western is set forth in the Proxy Statement on Schedule 14A for Western's 2015 annual meeting of shareholders, which was filed with the SEC on April 22, 2015. Information about the directors and executive officers of the general partner of NTI is set forth in the 2015 Annual Report on Form 10-K for NTI, which was filed with the SEC on February 26, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Investment Considerations Pipeline access to advantaged crude oil production Permian, Four Corners, Bakken and western Canada Historically strong refined product regions Attractive Geographies Fully integrated crude oil pipeline system to serve refineries Refined product distribution to wholesale end-user Extensive retail network Integrated Distribution Network Two growth platforms: Refining and Logistics Enhance refining profitability Expand logistics footprint Growth Opportunities Reinvest in business to grow EBITDA/ cash flow Shareholder friendly Dividends/ special dividends Share repurchase program Efficient capital structure Capital Allocation Discipline

WNR/NTI Strategic Combination On December 21, 2015, WNR and Northern Tier Energy announced a merger on the following terms: Key benefits of the combination: Diversified asset base with pipeline access to advantaged crude oil combined with strong refined product regions $10+ million in identified potential financial/operational synergies Facilitates easier-to-understand financial reporting and valuation of equity Provides more flexibility around pace of NTI logistic asset drop-downs to WNRL Expected lower cost of capital and more competitive acquisition currency Transaction expected to close in 1H 2016 WNR Shares per NTI Unit 0.2986 WNR Price (Oct 23,2015) 44.68 $ Equity Value per NTI Unit 13.34 $ Cash per NTI Unit 15.00 $ Implied Consideration 28.34 $ Premium to NTI 20-day Undisturbed VWAP Price (10/23) 18%

Organizational Structure $300mm Revolving Credit Facility $300 mm Senior Unsecured Notes due February 2023 Northern Tier Energy LLC Northern Tier Energy LLC Operating Subs Western Refining Logistics Operating Subs Western Refining Logistics, LP $500mm Revolving Credit Facility $350 mm Senior Secured Notes due November 2020 Western Refining, Inc. Western Refining, Inc. Operating Subs $900mm Revolving Credit Facility $530 mm Senior Secured Term Loan due November 2020 $350 mm Senior Unsecured Notes due April 2021 Public Unitholders 38.3% Limited Partner Interest 100% of General Partner 66.4% Limited Partner Interest 100% of General Partner Public Unitholders Public Stockholders 33.6% LP Interest 61.7% LP Interest Northern Tier Holdings LLC WNRL Finance Corp. Note: Debt levels shown are at face value, exclude unamortized financing costs and premiums

Diversified Asset Base WNR/ WNRL Combined with NTI Refineries 2 3 Capacity (bpd) 156,000 253,800 Basin Exposure Permian, Four Corners Bakken, Canada, Permian, Four Corners Retail Stores 1 258 535 Pipelines (miles) 2 725 1,025 Storage (mm bbls) 8.2 12.0 1 Includes 109 NTI franchised SuperAmerica Stores. 2 NTI has a 17% interest in the Minnesota Pipeline. Bakken Formation Permian Basin San Juan Basin El Paso Gallup St. Paul Park Clearbrook Phoenix Los Angeles WNR/WNRL/NTI Pipelines 2 Crane Mason Station Wink

WNR/WNRL Pipeline Logistics System Four Corners System TexNew Mex System Delaware Basin System West Texas System Pipeline logistics system capable of delivering crude oil from Four Corners to Gallup, El Paso, or to Midland/ Gulf Coast via 3rd party pipelines Opportunities for Western-sponsored investments to add gathering and storage infrastructure at Mason, Wink, Yucca, and Mesquite stations

Attractive Refined Product Locations



CA
AZ
NM
CO
SD
MN
WI
Magellan Pipeline System
St. Paul Park
Chicago Area
Las Vegas
Los Angeles Area
(6)
Colton
San Diego
Calnev
Kinder Morgan
Flagstaff
Phoenix
Tuscon
Kinder Morgan
Gallup
Bloomfield
Williams
Colorado Springs
ConocoPhillips/Valero
Valero
ConocoPhillips/Valero
Albuquerque
West Emerald
(2)
Amarillo
Plains
Navajo
Valero
Lubbock
Valero
Wichita Falls
Williams
Corsicana
El Paso
HEP
Artesia
HEP
Midland
Juarez
Magellan
Crane
Odessa
Abilene
Orion
Dallas
Explorer
Orion
Austin
Houston
(28)
Gulf Coast
Chihuahua
Pemex
Mexico
Cadereyta
WNR/NTI Refinery
Third party Product Pipeline
Third-Party Refinery

Western Refining | Northern Tier | Western Refining Logistics

8

Independent Refineries Gross Margin Comparison Source: Company Filings Western and NTI have top quartile refineries FY 2015 Gross Margin Per Throughput Barrel FY 2014 Gross Margin Per Throughput Barrel

Cash flows supported by WNR sponsorship WNRL - Stable and Predictable Cash Flows 1 Source: Minimum Volume Commitments (MVC) are found in WNRL SEC filings; Gross Margin is defined as Revenue minus Cost of Products Sold 2 See Appendix for reconciliation and definition of EBITDA EBITDA: $107 million2 2015 EBITDA by Business Segment Q4 2015 Gross Margin Covered by MVCs1 Gross Margin: $75 million Logistics 64% Wholesale 36% MVC 61% Non MVC 39%

Top 25 counterparties constitute 96% of total WNRL 2015 Revenue 80% of Top 25 counterparty revenue is composed of WNR (partially backstopped by MVCs) and Investment Grade rated counterparties Top 25 Revenue ~$2.5 billion WNRL Counterparties Top 25 WNRL Counterparties (by Revenue) Investment Grade (BBB->) 46%

El Paso refinery historically processed primarily "common stream" barrel Over past 2-3 years, Delaware Basin crude oil has partially replaced common stream barrel Better economics Improved gas/diesel yield Four Corners crude oil provides further economics for El Paso Mitigates exposure to Midland/ Cushing crude oil differential Crude oil substitution process expected to add $20-$25 million in annual El Paso refinery gross margin by Q1 2017 compared to Q2 2015 1 Assumes $45 crude oil price Growth Opportunities El Paso Gross Margin Improvement El Paso Refinery Gross Margin/Bbl vs Crude Differentials El Paso Refinery Crude Oil Slate

Growth Opportunities Refinery Investments Project Capital ($ mm) WNR Consolidated Est EBITDA ($ mm) Replace Crude Unit Desalters $ 30 $ 22 Crude Unit/Hydrotreater Modification 19 10 Solvent Deasphalter 63 27 $ 112 $ 59 St. Paul Park organic projects Potential El Paso expansion Concurrent with 2017 planned maintenance turnaround Increase capacity by 10,000 – 15,000 barrels per day Driven by access to advantaged shale crude oil and increasing Mexico import demand

Growth Opportunities
WNR/NTI Potential Logistics Sales to WNRL

Project	Description
TexNew Mex Crude Oil Pipeline (WNR)	Economics associated with crude oil throughput on TexNew Mex pipeline above 13,000 bpd (TexNew Mex Units)
Bobcat Crude Oil Pipeline (WNR)	40 mile crude oil pipeline flowing from Mason Station, TX to Wink, TX plus two crude oil terminals
Wink to Crane Crude Oil Pipeline (WNR)	Proposed ~60 mile crude oil pipeline connecting Wink Jackrabbit Station to Crane, TX
Jal / Wingate / Clearbrook (WNR)	Crude oil and LPG storage; rail logistics
Northern Tier (Traditional Logistics)	Storage tanks / Terminals / Pipelines / Trucking

$100 - $125 mm annual EBITDA potential

14

Western Refining | Northern Tier | Western Refining Logistics

WNR Capital Allocation Discipline Strong Dividend Growth 70% CAGR Note: Excludes one-time special dividends

WNR - Shareholder Friendly Return of Cash to Shareholders Share Repurchases Regular Dividends Special Dividends $1.2 billion returned to shareholders since 2013 ($ millions) 1 1 Through February 25, 2016

Investment Considerations Pipeline access to advantaged crude oil production Permian, Four Corners, Bakken and western Canada Historically strong refined product regions Attractive Geographies Fully integrated crude oil pipeline system to serve refineries Refined product distribution to wholesale end-user Extensive retail network Integrated Distribution Network Two growth platforms: Refining and Logistics Enhance refining profitability Expand logistics footprint Growth Opportunities Reinvest in business to grow EBITDA/ cash flow Shareholder friendly Dividends/ special dividends Share repurchase program Efficient capital structure Capital Allocation Discipline

Appendix

WNR Consolidated Adjusted EBITDA Reconciliation Three Month Period Ending Three Month Period Ending Twelve Months Ended Twelve Months Ended (In thousands) (In thousands) Consolidated Western Refining, Inc. Mar 2015 Mar 2015 Jun 2015 June 2015 Sep 2015 Sep 2015 Dec 2015 Dec 2015 Dec 2015 Dec 2015 Net income attributable to Western $ 105,989 $ 133,919 $ 153,303 $ 13,545 $ 406,756 Net income (loss) attributed to non-controlling interests 68,979 79,948 64,795 (6,047) 207,675 Interest expense and other financing costs 24,957 27,316 26,896 26,434 105,603 Provision for income taxes 59,437 78,435 92,117 (6,034) 223,955 Depreciation and amortization 49,926 51,143 51,377 52,845 205,291 Maintenance turnaround expense 105 593 490 836 2,024 Loss (gain) and impairments on disposal of assets, net 282 (387) (52) 208 51 Net change in lower of cost or market inventory reserve (15,722) (38,204) 36,795 113,667 96,536 Unrealized loss (gain) on commodity hedging transactions, net 20,057 22,287 (271) 8,160 50,233 Adjusted EBITDA $ 314,010 $ 355,050 $ 425,450 $ 203,614 $ 1,298,124

WNR Standalone Adjusted EBITDA Reconciliation Three Month Period Ending Twelve Months Ended (In thousands) Mar-15   Jun-15   Sep-15   Dec-15   Dec-15 Net income attributable to Western Refining, Inc. $ 55,211 $ 74,904 $ 102,279 $ 9,840 $ 242,234 Net income attributable to non-controlling interest - - - - - Interest expense and other financing costs 14,230 14,321 13,960 14,310 56,821 Provision for income taxes 59,234 78,287 92,114 (5,727) 223,908 Depreciation and amortization 25,823 26,891 26,648 26,257 105,619 Maintenance turnaround expense 105 593 490 836 2,024 Loss (gain) on disposal of assets, net 381 69 (6) 176 620 Net change in lower of cost or market inventory reserve (4,883) - - 40,689 35,806 Unrealized (gain) loss on commodity hedging transactions 21,182 22,795 (1,531) 3,024 45,470 Adjusted EBITDA 1 171,283 217,860 233,954 89,405 712,502 Distributions from WNRL 10,314 10,902 11,628 12,611 45,455 Distributions from NTI 17,455 38,472 42,391 37,047 135,365 Adjusted EBITDA plus distributions $ 199,052 $ 267,234 $ 287,973 $ 139,063 $ 893,322 1 See page 19 for definition of Adjusted EBITDA

NTI Adjusted EBITDA Reconciliation Three Month Period Ending Twelve Months Ended (In thousands) Mar-15   Jun-15   Sep-15   Dec-15   Dec-15 Net income attributable to Western Refining, Inc. $ 40,638 $ 48,490 $ 40,117 $ 6,141) $ 123,104 Net income attributable to non-controlling interest 63,796 74,558 59,209 (11,043) 186,520 Interest Expense 6,763 6,747 6,732 5,433 25,675 Income Tax Provision (Benefit) - - - - - Depreciation and Amortization 19,365 19,515 19,746 20,111 78,737 Maintenance turnaround expense - - - - - Loss on extinguishment of debt - - - - - Loss (gain) on disposal of assets, net (15) (296) (33) 53 (291) Net change in lower of cost or market inventory reserve (10,839) (38,204) 36,795 72,978 60,730 Unrealized (gain) loss on commodity hedging transactions (1,125) (508) 1,260 5,136 4,763 Adjusted EBITDA 1 $ 118,583 $ 110,302 $ 163,826 $ 86,527 $ 479,238 1 See page 19 for definition of Adjusted EBITDA

Adjusted EBITDA The tables on the previous pages reconcile net income to Adjusted EBITDA for the periods presented. Adjusted EBITDA represents earnings before interest expense and other financing costs, provision for income taxes, depreciation, amortization, maintenance turnaround expense, and certain other non-cash income and expense items. However, Adjusted EBITDA is not a recognized measurement under United States generally accepted accounting principles ("GAAP"). Our management believes that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors, and other interested parties in the evaluation of companies in our industry. In addition, our management believes that Adjusted EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of Adjusted EBITDA generally eliminates the effects of financings, income taxes, the accounting effects of significant turnaround activities (that many of our competitors capitalize and thereby exclude from their measures of EBITDA), and certain non-cash charges that are items that may vary for different companies for reasons unrelated to overall operating performance.   Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are: • Adjusted EBITDA does not reflect our cash expenditures or future requirements for significant turnaround activities, capital expenditures, or contractual commitments; • Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt; • Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs; and • Adjusted EBITDA, as we calculate it, differs from the WNRL EBITDA calculation and may differ from the Adjusted EBITDA or EBITDA calculations of other companies in our industry, thereby limiting its usefulness as a comparative measure.   Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally.

WNRL EBITDA Reconciliation Three Month Period Ending Twelve Months Ended (In thousands) Mar-15   Jun-15   Sep-15   Dec-15   Dec-15 Net income attributable to Western Refining, Inc. $ 10,140 $ 10,525 $ 10,907 $ 9,846 $ 41,418 Net income attributable to non-controlling interest 5,183 5,390 5,586 4,996 21,155 Interest expense and other financing costs 3,964 6,248 6,204 6,691 23,107 Provision for income taxes 203 148 3 (307) 47 Depreciation and amortization 4,738 4,737 4,983 6,477 20,935 Loss (gain) on disposal of assets, net (84) (160) (13) (21) (278) EBITDA 1 $ 24,144 $ 26,888 $ 27,670 $ 27,682 $ 106,384 1 See page 21 for definition of EBITDA

EBITDA We define WNRL EBITDA as earnings before interest expense and other financing costs, provision for income taxes and depreciation and amortization. EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are: EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments; EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt; EBITDA does not reflect changes in, or cash requirements for, our working capital needs; and EBITDA, as we calculate it, may differ from the EBITDA calculations of our affiliates or other companies in our industry, thereby limiting its usefulness as a comparative measure. EBITDA is used as supplemental financial measures by management and by external users of our financial statements, such as investors and commercial banks, to assess: our operating performance as compared to those of other companies in the midstream energy industry, without regard to financial methods, historical cost basis or capital structure; the ability of our assets to generate sufficient cash to make distributions to our unitholders; our ability to incur and service debt and fund capital expenditures; and the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities. We believe that the presentation of this non-GAAP measure provides useful information to investors in assessing our financial condition and results of operations. The GAAP measure most directly comparable to EBITDA is net income attributable to limited partners. This non-GAAP measure should not be considered as an alternative to net income or any other measure of financial performance presented in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income attributable to limited partners. This non-GAAP measure may vary from those of other companies. As a result, EBITDA as presented herein may not be comparable to similarly titled measures of other companies.